Sun Life Reports Second Quarter 2026 Results

Sun Life(1) delivered double-digit underlying net income growth in Q2 reflecting strong growth across Canada, Asia, and the U.S., and an underlying return on equity of 19.1%(2).

TORONTO, ON - (August 6, 2026) - Sun Life Financial Inc.(1) (TSX: SLF) (NYSE: SLF) announced its results for the second quarter ended June 30, 2026.

•Underlying net income(2) of $1,123 million increased $108 million or 11% from Q2'25.
•Reported net income(3) of $1,008 million increased $292 million or 41% from Q2'25.
•Underlying EPS(2)(4) of $2.02 increased 13% from Q2'25; reported EPS(4) of $1.81 increased 44% from Q2'25.
•Underlying return on equity ("ROE")(2) was 19.1%; reported ROE(2) was 17.2%.
•Assets under management ("AUM")(2) of $1,696 billion increased $155 billion or 10% from Q2'25.
•SLF Inc. LICAT ratio of 145%(5).

“Sun Life delivered a strong second quarter, reflecting the resilience of our diversified business and the discipline of our execution,” said Kevin Strain, President and CEO of Sun Life. “We saw strong momentum across our health and individual protection businesses, with group insurance sales up 27% and individual insurance sales up 16%. In asset management and wealth, we continued to build momentum in alternatives, private credit and product innovation, contributing $2.1 billion of net inflows and wealth sales in the quarter. These results delivered double-digit underlying net income growth and an underlying ROE of 19.1% for the quarter. With our strong capital position and continued investment in innovation, we are well positioned to deliver sustainable value for Clients and shareholders.”

“We also made important progress on our digital and AI priorities. Our founding membership in the AI Consortium and the launch of our proprietary agentic AI platform for technology architecture teams are examples of how we are scaling AI responsibly across the enterprise, strengthening how we work and creating more capacity for our people to focus on growth, innovation and delivering on our Purpose.”

Financial and Operational Highlights

	Quarterly results		Year-to-date
Profitability	Q2'26	Q2'25	2026	2025
Underlying net income ($ millions)(2)	1,123	1,015	2,173	2,060
Reported net income - Common shareholders ($ millions)	1,008	716	1,473	1,644
Underlying EPS ($)(2)(4)	2.02	1.79	3.90	3.62
Reported EPS ($)(4)	1.81	1.26	2.64	2.89
Underlying ROE(2)	19.1%	17.6%	18.7%	17.7%
Reported ROE(2)	17.2%	12.4%	12.7%	14.1%

Growth	Q2'26	Q2'25	2026	2025
Asset management gross flows & wealth sales ($ millions)(2)(6)	82,655	53,436	145,020	115,657
Asset management net flows & net wealth sales ($ millions)(2)(6)	2,105	(14,190)	(16,346)	(20,459)
Group insurance sales ($ millions)(2)(7)	680	535	1,232	1,115
Individual insurance sales ($ millions)(2)(8)	1,002	863	2,155	1,737
Assets under management ("AUM") ($ billions)(2)(6)	1,696	1,541	1,696	1,541
New business Contractual Service Margin ("CSM") ($ millions)(2)	400	435	829	841

Financial Strength	Q2'26	Q2'25
LICAT ratios (at period end)(5)
Sun Life Financial Inc.	145%	151%
Sun Life Assurance(9)	133%	141%
Financial leverage ratio (at period end)(2)(10)	23.8%	20.4%

EARNINGS NEWS RELEASE         Sun Life Financial Inc.     Second Quarter 2026    1

Financial and Operational Highlights - Quarterly Comparison (Q2'26 vs. Q2'25)

($ millions)	Q2'26
	Sun Life	Sun Life Asset Management	Canada	U.S.	Asia	Corporate
Underlying net income(2)	1,123	364	427	227	222	(117)
Reported net income (loss) - Common shareholders	1,008	337	443	170	202	(144)
Change in underlying net income (% year-over-year)	11%	5%	23%	16%	18%	nm(11)
Change in reported net income (% year-over-year)	41%	13%	47%	65%	153%	nm(11)
Asset management gross flows & wealth sales(2)	82,655	74,168	7,374	—	1,113	—
Group insurance sales(2)	680	—	203	448	29	—
Individual insurance sales(2)	1,002	—	140	—	862	—
Change in asset management gross flows & wealth sales (% year-over-year)	55%	55%	60%	—	22%	—
Change in group insurance sales (% year-over-year)	27%	—	1%	43%	38%	—
Change in individual insurance sales (% year-over-year)	16%	—	3%	—	19%	—

Underlying net income(12) of $1,123 million increased $108 million or 11% from prior year, driven by:

•Strong performance across Canada, reflecting business growth and favourable insurance experience, Asia, from business growth in Hong Kong, and the U.S., driven by medical stop-loss revenue growth and favourable experience in In-force Management; partially offset by
•Higher expenses reflecting top-line growth and financing costs supporting the acquisition of our remaining interests in SLC Management affiliates.

Reported net income of $1,008 million increased $292 million or 41% from prior year, driven by:

•Favourable public equity market impacts, improved other market-related impacts primarily driven across Asia and Canada, and improved real estate experience(13);
•The increase in underlying net income; and
•A prior year impairment charge of $61 million in U.S. Dental(14).

Foreign exchange translation led to a decrease of $2 million in underlying net income and had no significant impact to the change in reported net income.

Underlying ROE was 19.1% and reported ROE was 17.2% (Q2'25 - 17.6% and 12.4%, respectively). SLF Inc. ended the quarter with a LICAT ratio of 145%.

Business Group Highlights

Sun Life Asset Management: A global leader in asset management
Sun Life Asset Management underlying net income of US$262 million increased US$11 million or 4% from prior year, driven by:

•MFS(15) up US$3 million, reflecting higher fee income from higher average net assets ("ANA") mostly offset by higher operating expenses and a decrease in net investment income. Pre-tax net operating profit margin(2) improved to 35.7% for Q2'26, compared to 35.1% in the prior year, due to higher ANA.
•SLC Management up US$10 million, reflecting higher net seed investment income. Fee-related earnings(2) were in line with prior year. Fee-related earnings margin(2) was 26.3% for Q2'26, compared to 25.5% in the prior year.
•Solutions & Other down US$2 million, in line with the prior year.

Reported net income of US$243 million increased US$29 million or 14% from prior year, driven by:

•Favourable market-related impacts;
•A gain on sale of MFS’ closed-end funds(16); and
•The increase in underlying net income; partially offset by
•Share-based compensation expenses at MFS from accelerated vesting terms for retirement eligible plan members.

Foreign exchange translation led to a decrease of $1 million in underlying net income and had no significant impact to the change in reported net income.

Sun Life Asset Management gross flows(2) increased US$19.0 billion or 55% from prior year, reflecting a large public fixed income mandate funded at ABSLAMC(17). Higher gross flows in SLC Management were offset by lower gross flows in MFS.

Total Sun Life Asset Management AUM(2) at Q2'26 was US$917.7 billion (Q2'25 - US$856.0 billion), consisting of:

•MFS: US$644.7 billion (Q2'25 - US$635.4 billion);
•SLC Management: US$193.6 billion (Q2'25 - US$183.4 billion); and
•Solutions & Other: US$79.4 billion (Q2'25 - US$37.2 billion).

2    Sun Life Financial Inc.     Second Quarter 2026        EARNINGS NEWS RELEASE

Total Sun Life Asset Management managed assets(2) at Q2'26 of US$1,034.9 billion, increased US$71.8 billion or 7% from Q2'25.

Total Sun Life Asset Management net inflows(2) of US$1.5 billion in Q2'26 (Q2'25 - net outflows of US$10.9 billion) reflected:

•MFS net outflows of US$22.9 billion (Q2'25 - net outflows of US$14.3 billion) from retail net outflows of US$13.7 billion (Q2'25 net outflows of US$5.9 billion) reflecting continued outflows in U.S. equity markets by retail investors, and institutional net outflows of US$9.2 billion (Q2'25 net outflows of US$8.4 billion) reflecting portfolio rebalancing; more than offset by
•Solutions & Other net inflows of US$19.7 billion (Q2'25 - net inflows of US$0.4 billion) from a large public fixed income mandate funded at ABSLAMC; and
•SLC Management net inflows of US$4.6 billion (Q2'25 - net inflows of US$3.0 billion) from capital raising.

MFS’ active exchange-traded funds (“ETFs”) continued to gain traction, generating US$640 million of net inflows in Q2’26, more than triple the prior year. Growth was led by international equity, core plus fixed income, and large value strategies, reflecting strong momentum across the ETF product suite. Distribution also expanded, with ETFs now available on 25 platforms, while AUM reached approximately US$3 billion in Q2’26, more than double the start of the year.

On July 2, 2026, we completed the acquisition of Bell Partners Inc. (“Bell Partners”), a leading U.S. multifamily real estate investment manager and vertically integrated property management business. Bell Partners is our U.S. multifamily operating platform, operating under BentallGreenOak ("BGO"). The acquisition expands our asset management capabilities in one of the largest and most resilient sectors of the U.S. real estate market.

Crescent Capital Group LP (“Crescent”) closed its fourth U.S. direct lending fund in Q2'26, the largest fund in the firm’s history, raising US$10.8 billion. This fund meaningfully surpassed the size of its predecessor fund and underscores the attractive opportunities to provide senior debt capital to sponsor-backed U.S. companies, particularly in the lower-middle market. Further, Crescent and Pantheon(18) also closed the seventh fund within Crescent’s Credit Solutions series in the first half of the year, a US$3.2 billion private credit continuation vehicle, marking the largest single‑fund portfolio transaction in the private credit secondaries market to-date. The vehicle acquires a diversified portfolio of performing sponsor‑backed loans and securities, providing investors enhanced liquidity optionality.

BGO partnered with Visitt, an AI-powered property operations platform, to deliver AI-powered solutions across more than 300 BGO properties in Canada. Integrating AI into BGO’s property operations will unlock new efficiencies by simplifying complex workflows, enhance consistency across assets, and strengthen tenant experience.

Canada: A leader in health, wealth, and insurance
Canada underlying net income of $427 million increased $80 million or 23% from prior year, driven by:

•Business growth reflecting higher premiums in Sun Life Health, favourable morbidity and mortality experience, and higher fee income from higher Group Wealth(19) AUMA(20); partially offset by
•Lower earnings on surplus reflecting lower surplus asset balances and returns.

Reported net income of $443 million increased $141 million or 47% from prior year, driven by:

•The increase in underlying net income; and
•Favourable public equity market impacts and improved other market-related and real estate experience(13).

Canada's sales(21):

•Asset management gross flows & wealth sales of $7 billion increased 60%, driven by higher large case defined contribution sales and increased rollover volumes in Group Wealth(19), and higher mutual fund sales in Individual Wealth.
•Sun Life Health sales of $203 million were in line with prior year.
•Individual insurance sales of $140 million increased 3%, driven by higher participating life sales.

We continue to advance our integrated digital and AI ecosystem to help Clients seamlessly manage their holistic health, wealth, and insurance needs. During the quarter, we launched an enhanced My Sun Life Mobile App experience that introduces a range of integrated health capabilities, including access to virtual care, pharmacy services, and wellness support. This personalized experience makes it easier for members to find information and take action, helping Clients across Canada through their health journey.

Additionally, we introduced an AI-powered concierge for SLFD(22) advisors, providing faster access to information and support for complex inquiries. The tool complements existing advisor capabilities, including One Plan and Notes Assistant, enabling advisors to spend more time focused on advice and Client relationships. This capability represents the evolution of our advisor enablement strategy as we continue to enhance the platform by expanding access to a broader advisor network to further strengthen the advisor experience.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2026    3

U.S.: A leader in health and benefits
U.S. underlying net income of US$164 million increased US$21 million or 15% from prior year, driven by:

•Medical stop-loss earnings from revenue growth, and In-force Management results from favourable experience; partially offset by
•Lower Employee Benefits results reflecting strong prior year earnings driven by favourable insurance experience.

Reported net income of US$125 million increased US$51 million or 69% from prior year, driven by:

•A prior-year impairment charge of US$45 million in Dental (14); and
•The increase in underlying net income; partially offset by
•Unfavourable other market-related and interest rate impacts.

Foreign exchange translation had no significant impact to the change in underlying net income and reported net income, respectively.

U.S. sales of US$324 million were up 43% from prior year, primarily driven by:

•Higher medical stop-loss sales reflecting strong close rates, continued pricing discipline supported by our risk selection tools, and favourable market conditions; partially offset by
•Lower Medicaid sales in Dental.

In Health and Risk Solutions, we are partnering with Medzown, Inc., a precision medicine management company, to increase access to clinical trials for employees at self-insured employers. Medzown’s AI-powered clinical navigation proactively identifies patients who have been diagnosed with cancer and other costly, complex diseases and connects them to an appropriate clinical trial, before high-cost claims escalate. Medzown is the latest addition to Sun Life’s comprehensive suite of health solutions designed to improve health outcomes for members and drive down costs for employers. In 2025, our suite of health solutions, along with other cost containment efforts, saved Sun Life U.S. and our employers more than US$68 million.

In Employee Benefits, we were added to the digitally-powered platform of Centro, an ancillary benefits consulting, employee communications and technology firm representing many of the top brokers in the U.S. The new API connection between Centro and Sun Life enables seamless, real-time exchange of request-for-proposal data, eliminating manual workflows and significantly reducing turnaround times. This streamlined quoting process allows brokers to work faster and more accurately, delivering a better experience for group Clients.

Asia: A regional leader focused on fast-growing markets
Asia underlying net income of $222 million increased $34 million or 18% from prior year, driven by:

•Strong sales momentum and in-force business growth in Hong Kong; and
•Lower expenses and favourable credit experience; partially offset by
•Lower fee income from the transitioning of the administration business to the centralized eMPF platform in Hong Kong.

Reported net income of $202 million increased $122 million or 153% from prior year, driven by favourable public equity market impacts, improved other market-related impacts, and the increase in underlying net income.

Foreign exchange translation led to a decrease of $5 million in underlying net income and a decrease of $4 million in reported net income.

Asia's sales(21):

•Individual insurance sales of $862 million were up 19%, driven by:
◦Higher sales in Hong Kong across all channels; and
◦Strong growth in India, Malaysia and Indonesia, primarily from the bancassurance channel.
•Asset management gross flows and wealth sales of $1 billion were up 22%, reflecting higher Mandatory Provident Fund ("MPF") sales in Hong Kong, higher group fund sales in India, and higher fixed income fund sales in the Philippines.

New business CSM of $277 million in Q2'26 was down from $299 million in the prior year, reflecting an increasing competitive environment primarily in Hong Kong.

Reinforcing our position as a trusted provider delivering strong outcomes for Clients, in Hong Kong, we were named the inaugural Diamond Choice winner at the 2026 MPF Awards by MPF Ratings, recognizing the best value scheme across the MPF system's 25-year history. Further, across Asia, we continue to enhance our product offering to meet Clients' evolving needs. In the Philippines, we launched a legacy planning solution designed to help Clients protect and transfer wealth across generations, and in Indonesia, we launched the Sun USD Alpha Grow Fund, providing Clients with additional opportunities to participate in global markets.

We continue to enhance the Client experience and empower advisors through AI-enabled solutions. In Indonesia, our AI-powered contact centre is delivering a faster, more personalized service with stronger first-call resolution. For advisors, we launched AI-enabled tools which equip them with real-time coaching and insights, strengthening Client conversations and providing a more seamless onboarding experience.

4    Sun Life Financial Inc.     Second Quarter 2026        EARNINGS NEWS RELEASE

Corporate
Underlying net loss was $117 million compared to underlying net loss of $62 million in the prior year, reflecting higher financing costs supporting the acquisition of our remaining interests in SLC Management affiliates, higher incentive compensation, and prior year favourability from timing of strategic investment spend.

Reported net loss was $144 million compared to reported net loss of $66 million in the prior year, driven by the change in underlying net loss and unfavourable market-related impacts.

Foreign exchange translation led to a decrease of $4 million in underlying net loss and reported net loss, respectively.

(1)Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business groups: Sun Life Asset Management, Canada, United States ("U.S."), Asia, and Corporate.
(2)Represents a non-IFRS financial measure (International Financial Reporting Standards ("IFRS")). For more details, see the Non-IFRS Financial Measures section in this document and in our Management's Discussion and Analysis ("MD&A") for the period ended June 30, 2026 ("Q2'26 MD&A").
(3)Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.
(4)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(5)Life Insurance Capital Adequacy Test ("LICAT") ratio. Our LICAT ratios are calculated in accordance with the Office of the Superintendent of Financial Institutions ("OSFI")-mandated guideline, Life Insurance Capital Adequacy Test.
(6)Prior period amounts have been updated.
(7)”Group insurance sales” include sales from Sun Life Health in Canada, Group Benefits and Dental in the U.S., and Group businesses in Asia.
(8)“Individual insurance sales” include sales from Individual Insurance in Canada as well as sales from individual insurance businesses in ASEAN, Hong Kong, Joint Ventures and High Net Worth in Asia.
(9)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
(10)The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $11.9 billion as at June 30, 2026 (June 30, 2025 - $10.6 billion).
(11)Not meaningful.
(12)See section C - Profitability in the Q2'26 MD&A for more information on notable items attributable to reported and underlying net income items and the Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income.
(13)Real estate experience reflects the difference between the actual value of real estate investments compared to management's longer-term expected returns supporting insurance contract liabilities ("real estate experience").
(14)An impairment charge on a customer relationship intangible asset from the early termination of a U.S. group dental contract.
(15)MFS Investment Management ("MFS").
(16)Reflects the reorganization of certain MFS closed-end funds and the related change in investment advisor in Q2’26 (“sale of MFS’ closed-end funds”).
(17)Aditya Birla Sun Life AMC Limited ("ABSLAMC").
(18) Pantheon, one of the leading global private markets investors.
(19) Effective Q1'26, we report our Group Retirement Services business unit under "Group Wealth".
(20) Assets under management and administration ("AUMA") is a non-IFRS measure that consists of both AUM and assets under administration ("AUA"). For more details, see the Non-IFRS Financial Measures section in this document and in the Q2'26 MD&A.
(21) Compared to the prior year.
(22) Sun Life Financial Distribution ("SLFD") is our proprietary career advisory network.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2026    5

Earnings Conference Call
The Company's Q2'26 financial results will be reviewed at a conference call on Friday, August 7, 2026, at 10:00 a.m. ET. Visit www.sunlife.com/QuarterlyReports 10 minutes prior to the start of the event to access the call through either the webcast or conference call options. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q2'27 period end.

The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended June 30, 2026 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended June 30, 2026, prepared in accordance with International Financial Reporting Standards ("IFRS"). Additional information relating to SLF Inc. is available on www.sunlife.com under Investors – Financial results and reports, on the SEDAR+ website at www.sedarplus.ca, and on the U.S. Securities and Exchange Commission's website at www.sec.gov. Unless otherwise noted, all amounts are in Canadian dollars. Amounts in this document may be impacted by rounding. For more details on how we report our results see section A. How We Report Our Results in the Q2'26 MD&A.

Media Relations:	Investor Relations:
media.relations@sunlife.com	investor_relations@sunlife.com

6    Sun Life Financial Inc.     Second Quarter 2026        EARNINGS NEWS RELEASE

Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in the Q2'26 MD&A under the heading N - Non-IFRS Financial Measures and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

1. Underlying Net Income and Underlying EPS
Underlying net income is a non-IFRS financial measure that assists in understanding Sun Life's business performance by making certain adjustments to IFRS income. Underlying net income, along with common shareholders’ net income (Reported net income), is used as a basis for management planning, and is also a key measure in our employee incentive compensation programs. This measure reflects management's view of the underlying business performance of the company and long-term earnings potential. For example, due to the longer term nature of our individual protection businesses, market movements related to interest rates, equity markets and investment properties can have a significant impact on reported net income in the reporting period. However, these impacts are not necessarily realized, and may never be realized, if markets move in the opposite direction in subsequent periods or in the case of interest rates, the fixed income investment is held to maturity.

Underlying net income removes the impact of the following items from reported net income:

•Market-related impacts reflecting the after-tax difference in actual versus expected market movements
•Assumptions changes and management actions
•Other adjustments:

i)MFS shares owned by management
ii)Acquisition, integration, and restructuring
iii)Intangible asset amortization
iv)Other items that are unusual or exceptional in nature

For more details about the adjustments removed from reported net income to arrive at underlying net income, see section N - Non-IFRS Financial Measures - 2 - Underlying Net Income and Underlying EPS in the Q2'26 MD&A.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2026    7

The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income and EPS based on IFRS.

Reconciliations of Select Net Income Measures	Quarterly results		Year-to-date
($ millions, after-tax)	Q2'26	Q2'25	2026	2025
Underlying net income	1,123	1,015	2,173	2,060
Market-related impacts
Equity market impacts	76	—	23	(48)
Interest rate impacts(1)	(59)	(94)	(179)	(37)
Impacts of changes in the fair value of investment properties (real estate experience)	(39)	(72)	(86)	(103)
Add: Market-related impacts	(22)	(166)	(242)	(188)
Add: Assumption changes and management actions	(6)	3	(2)	(1)
Other adjustments
MFS shares owned by management(2)	(25)	(1)	(23)	4
Acquisition, integration and restructuring(3)(4)(5)(6)	(18)	(38)	(201)	(92)
Intangible asset amortization(7)	(44)	(97)	(87)	(136)
Other(8)	—	—	(145)	(3)
Add: Total of other adjustments	(87)	(136)	(456)	(227)
Reported net income - Common shareholders	1,008	716	1,473	1,644
Underlying EPS (diluted) ($)	2.02	1.79	3.90	3.62
Add: Market-related impacts ($)	(0.04)	(0.30)	(0.44)	(0.34)
Assumption changes and management actions ($)	(0.01)	0.01	—	—
MFS shares owned by management ($)	(0.05)	—	(0.05)	0.01
Acquisition, integration and restructuring ($)	(0.03)	(0.07)	(0.36)	(0.16)
Intangible asset amortization ($)	(0.08)	(0.17)	(0.16)	(0.24)
Other ($)	—	—	(0.26)	(0.01)
Impact of convertible securities on diluted EPS ($)	—	—	0.01	0.01
Reported EPS (diluted) ($)	1.81	1.26	2.64	2.89

(1)Our results are sensitive to long-term interest rates given the nature of our business and to non-parallel yield curve movements (for example flattening, inversion, steepening, etc.).
(2)Q2'26 includes $16 million in share-based compensation expenses at MFS from accelerated vesting terms for retirement eligible plan members.
(3)Amounts relate to acquisition costs for our SLC Management affiliates, which include the unwinding of the discount for Other financial liabilities of $1 million in Q2'26 and $1 million for the first six months of 2026 (Q2'25 - $15 million; the first six months of 2025 - $29 million). The unwinding relates to Advisors Asset Management, Inc. for 2026 reporting periods and to BentallGreenOak, Crescent Capital Group LP, and Advisors Asset Management, Inc. for 2025 reporting periods.
(4)Q1'26 includes a $165 million charge from the acquisition of remaining equity interests in SLC Management affiliates. For more details, see the "Other Transactions" heading in Section F - Financial Strength of the Q2'26 MD&A.
(5)Q2'26 includes a $20 million gain from the reorganization and related change of investment advisor for certain MFS closed-end funds (“sale of MFS’ closed-end funds”).
(6)Includes acquisition, integration and restructuring costs associated with DentaQuest, acquired on June 1, 2022.
(7)Includes an impairment charge of $61 million on a customer relationship intangible asset from the early termination of a U.S. group dental contract in Q2'25.
(8)Q1'26 includes a $145 million charge reflecting the proposed settlement of a legal matter in Canada. For more details, see the "Other Transactions" heading in Section F - Financial Strength of the Q2'26 MD&A.

The following table shows the pre-tax amount of underlying net income adjustments:

	Quarterly results		Year-to-date
($ millions)	Q2'26	Q2'25	2026	2025
Underlying net income (after-tax)	1,123	1,015	2,173	2,060
Underlying net income adjustments (pre-tax):
Add: Market-related impacts	(42)	(187)	(289)	(215)
Assumption changes and management actions ("ACMA")(1)	(7)	4	(2)	(1)
Other adjustments	(105)	(181)	(654)	(294)
Total underlying net income adjustments (pre-tax)	(154)	(364)	(945)	(510)
Add: Taxes related to underlying net income adjustments	39	65	245	94
Reported net income - Common shareholders (after-tax)	1,008	716	1,473	1,644
(1)In this document, the reported net income impact of ACMA excludes amounts attributable to participating policyholders and includes non-liability impacts. In contrast, the Interim Consolidated Financial Statements for the period ended June 30, 2026 (Note 10.B.v of the 2025 Annual Consolidated Financial Statements) shows the pre-tax net income impacts of method and assumption changes, and CSM Impacts include amounts attributable to participating policyholders.

Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations and other tax-related adjustments.

8    Sun Life Financial Inc.     Second Quarter 2026        EARNINGS NEWS RELEASE

2. Additional Non-IFRS Financial Measures
Management also uses the following non-IFRS financial measures, and a full listing is available in section N - Non-IFRS Financial Measures in the Q2'26 MD&A.

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our Company's assets across asset management, wealth, and insurance. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Third-party and other AUM and Consolidation adjustments. "Consolidation adjustments" is presented separately as consolidation adjustments apply to all components of total AUM. For more details about Third-party and other AUM, see sections D - Growth - 2 - Assets Under Management and N - Non-IFRS Financial Measures in the Q2'26 MD&A.

	Quarterly results
($ millions)	Q2'26	Q2'25
Assets under management
General fund assets	243,094	220,671
Segregated funds	182,236	155,616
Third-party and other AUM(1)	1,357,330	1,214,483
Consolidation adjustments(1)(2)	(86,210)	(49,564)
Total assets under management(2)	1,696,450	1,541,206

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in the Q2'26 MD&A.
(2)Prior period amounts have been updated.

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities, net of loans related to acquisitions and short-term loans that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure is a key consideration of available funds for capital re-deployment to support business growth.

($ millions)	As at June 30, 2026	As at December 31, 2025
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies):
Cash, cash equivalents & short-term securities	1,951	1,859
Debt securities(1)	341	537
Equity securities(2)	—	—
Sub-total	2,292	2,396
Less: Loans related to acquisitions and short-term loans(3) (held at SLF Inc. and its wholly owned holding companies)	—	—
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)	2,292	2,396

(1)Includes publicly traded bonds.
(2)Includes ETF Investments.
(3)Includes drawdowns from credit facilities to manage timing of cash flows.

3. Reconciliations of Select Non-IFRS Financial Measures
Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Group

	Q2'26
($ millions)	Sun Life Asset Management	Canada	U.S.	Asia	Corporate	Total
Underlying net income (loss)	364	427	227	222	(117)	1,123
Add: Market-related impacts (pre-tax)	(16)	30	(22)	(16)	(18)	(42)
Assumption changes and management actions (pre-tax)	—	(6)	1	(2)	—	(7)
Other adjustments (pre-tax)	(31)	(11)	(55)	(7)	(1)	(105)
Tax expense (benefit)	20	3	19	5	(8)	39
Reported net income (loss) - Common shareholders	337	443	170	202	(144)	1,008
	Q2'25
Underlying net income (loss)	347	347	195	188	(62)	1,015
Add: Market-related impacts (pre-tax)	(27)	(43)	3	(116)	(4)	(187)
Assumption changes and management actions (pre-tax)	—	2	—	2	—	4
Other adjustments (pre-tax)	(31)	(8)	(137)	(5)	—	(181)
Tax expense (benefit)	8	4	42	11	—	65
Reported net income (loss) - Common shareholders	297	302	103	80	(66)	716
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Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Unit - Sun Life Asset Management U.S. dollars

	Q2'26		Q2'25
(US$ millions)	MFS	SLC Management	MFS	SLC Management
Underlying net income (loss)	187	43	184	33
Add: Market-related impacts (pre-tax)	—	5	—	(21)
Other adjustments (pre-tax)	—	(22)	2	(24)
Tax expense (benefit)	(3)	3	(3)	12
Reported net income (loss) - Common shareholders	184	29	183	—

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Unit - Sun Life Asset Management

	Q2'26		Q2'25
($ millions)	MFS	SLC Management	MFS	SLC Management
Underlying net income (loss)	259	60	255	45
Add: Market-related impacts (pre-tax)	—	6	—	(29)
Other adjustments (pre-tax)	—	(31)	2	(33)
Tax expense (benefit)	(5)	6	(3)	17
Reported net income (loss) - Common shareholders	254	41	254	—

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax in U.S. dollars

	Q2'26		Q2'25
(US$ millions)	Sun Life Asset Management	U.S.	Sun Life Asset Management	U.S.
Underlying net income (loss)	262	164	251	143
Add: Market-related impacts (pre-tax)	(11)	(16)	(19)	—
Assumption changes and management actions (pre-tax)	—	1	—	—
Other adjustments (pre-tax)	(22)	(38)	(22)	(97)
Tax expense (benefit)	14	14	4	28
Reported net income (loss) - Common shareholders	243	125	214	74

Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, plans, targets, goals and priorities; (ii) relating to our growth initiatives and other business objectives; (iii) that are predictive in nature or that depend upon or refer to future events or conditions; and (iv) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in the
Q2'26 MD&A under the headings C - Profitability - 5 - Income taxes, F - Financial Strength and I - Risk Management and in SLF Inc.’s 2025 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s 2025 Annual MD&A under the heading K - Risk Management and in its other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; fluctuations in foreign currency exchange rates; and inflation; insurance risks - related to mortality experience, morbidity experience and longevity; policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and geopolitical conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; environmental and social issues and their related laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - changes to accounting standards in the jurisdictions in which we operate; risks associated with our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

10    Sun Life Financial Inc.     Second Quarter 2026        EARNINGS NEWS RELEASE

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the U.S., the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2026, Sun Life had total assets under management of $1.70 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.
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